Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sierra Metals Inc. (the “Company”)

79 Wellington Street West, Suite 2100

Toronto, Ontario

M5K 1H1

ITEM 2	Date of Material Change

December 11, 2018

ITEM 3	News Release

A news release with respect to the material change referred to in this report was issued through the facilities of CISION on December 11, 2018 (the “News Release”) and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ITEM 4	Summary of Material Change

On December 11, 2018, the Company announced that it received the approval from the Toronto Stock Exchange (“TSX”) of its notice of intention (the “Notice”) to make a normal course issuer bid (the “NCIB”). The Notice provides that the Company may purchase up to 1,500,000 of its common shares (the “Common Shares”) through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019.

ITEM 5	Full Description of Material Change

ITEM 5.1	Full Description of Material Change

On December 11, 2018, the Company announced that its Board of Directors approved a share repurchase program in the form of an NCIB in the open market through the facilities of the TSX and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposes to repurchase for cancellation up to 1,500,000 Common Shares, which represents approximately 0.92% of the issued and outstanding Common Shares as at December 11, 2018. CIBC Capital Markets (“CIBC”) will conduct the NCIB on behalf of the Company.

In connection with its implementation of the NCIB, the Company has obtained TSX approval of the Notice. The Notice provides that the Company may purchase up to 1,500,000 Common Shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any Common Share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 Common Shares, which represents 25% of the average daily trading volume of 16,858 Common Shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 Common Shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day.

Decisions regarding purchases will be made by the Company and will be based on market conditions, share price, best use of available cash, and other factors. The Company is initiating the NCIB with the intention of purchasing up to 1,500,000 Common Shares; however, during the course of the NCIB, the Company may determine to amend the number of Common Shares sought so long as that number does not exceed the limit set out in the policies of the TSX, being 5% of the issued and outstanding Common Shares. In the event that the Company wishes to increase the number of Common Shares to be purchased, it must amend its Notice and re-issue a press release, and such amendment would be subject to TSX approval.

ITEM 5.2	Disclosure of Restructuring Transaction

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Ed Guimarares

Chief Financial Officer

Sierra Metals Inc.

+1(416) 366-7777

ITEM 9	Date of Report

This material change report is dated as of the 18th day of December 2018.